Exhibit 99.25

RECEIPT

Red White & Bloom Brands Inc.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated August 25, 2020 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 25, 2020

Michael L. Moretto

Michael L. Moretto, CPA, CA

Chief of Corporate Disclosure

SEDAR Project Number 3101780